EXHIBIT 2.9

3 May 2006 (“Financier”) #1#	James Hardie International Finance BV. Atrium, Unit 08 Strawinskylaan 3077 1077 ZX Amsterdam The Netherlands Tel +31 20 3012980 Fax +31 20 4042544
Strictly Private & Confidential
Dear Sirs
Extension of Facilities and other matters
We refer to the:
•	“James Hardie — Common Terms Deed Poll” dated 15 June 2005 between the Financier, #1# (“Borrower”) and James Hardie Industries N.V. (“CTDP”), as amended by the “CTDP Amendment Deed and New Borrower Deed Poll” executed by James Hardie Building Products, Inc. (US), the Borrower and James Hardie Industries N.V. (“JHINV”) on 12 January 2006 (“CTDP Amendment”);

•	“James Hardie — Term Facility Agreement” (“Term Facility Agreement”) and the “James Hardie — 364-day Facility Agreement” (“364-day Facility Agreement”), each dated #2# June 2005 between the Financier and the Borrower, as amended by the CTDP Amendment;

•	our letters dated 16 June 2005 and 17 January 2006 in relation to the proposed utilisation of the Facilities to repay all or some of the US$121,733,333 Guaranteed Senior Notes issued by the Borrower on 5 November 1998 (“Notes”).
Capitalised terms used in this letter have the same meaning as in the Term Facility and the 364-day Facility Agreement, as the case may be.
1	Extension request — Term Facility Agreement

As the Maturity Date of the Facility made available under the Term Facility Agreement may not be extended automatically prior to the first anniversary of the date of the Term Facility Agreement, namely 16 June 2006, we request that the current definition of Maturity Date in the Details section of the Term Facility Agreement be deleted in its entirety and replaced with the following words:

“31 December 2006 with automatic extension to the fifth anniversary of the date of this agreement if the Extension Events occur on or before 31 December 2006.”

2	Formal request for consent

As you know, there is a 30 day period during which you must respond to our formal request for your consent to the terms of the Final Funding Agreement and the Guarantee and Subordination Documents for the purposes of sub-paragraph (e) of the definition of “Extension Events” in the Term Facility Agreement. Our current intention is not to trigger this 30 day period until 15 May 2006 at the earliest.

3	Prepayment of Guaranteed Senior Notes

We wish to inform you that we have given notice to the holders of the Notes that we intend to prepay the Notes in full on 8 May 2006. We intend to use our available cash reserves to fund the prepayment and will not be drawing down on the Facilities for this purpose.
Could you please confirm your acceptance of the amendment to the Term Facility Agreement by signing and returning the enclosed copy of this letter to us.
In order to manage the upcoming maturities in the drawn debt, we would ask that you respond before 18 May 2006.
Yours faithfully

/s/ Russell Chenu	/s/ Karen Hughes

Russell Chenu being an Authorised Officer of	Karen Hughes being an Authorised Officer of
James Hardie International Finance BV, as Obligors’ Agent (with corporate seat in Amsterdam) and
James Hardie Building Products Inc (US)
Confirmed and accepted:
_____________________
(Financier) #1
_______________________being an Authorised Officer of the Financier
(Print Name)